Exhibit 99.1

Concord Medical Announces Adoption of a Special Shareholder Resolution Creating a Super Voting Class of Shares

BEIJING, January 30, 2015 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that a special resolution was adopted by the Company’s shareholders at its annual general meeting for the fiscal year ended December 31, 2014 held in Beijing on January 27, 2015 to create a super voting class of shares.

By this special resolution, the Company’s shareholders adopted a Fourth Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) which incorporates amendments to the Company’s authorized share capital. Upon the special resolution being passed by the shareholders, (i) each share issued and outstanding immediately prior to the adoption of the Amended M&A was re-designated as a Class A Ordinary Share; and (ii) a new class of convertible shares was created (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Shares”). The Amended M&A provides that each Class B Ordinary Share entitles the holder thereof to 10 votes on any ordinary resolution or special resolution.

Under the Amended M&A, all of the issued and outstanding Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares, at a ratio of one Class A Ordinary Share for each Class B Ordinary Share, in the event that the total number of issued and outstanding Class B Ordinary Shares is less than 5% of the total number of Shares issued and outstanding. In addition, any Class B Ordinary Share that is sold, transferred, assigned or disposed of by a registered holder or beneficial owner of such Class B Ordinary Share to any person who is not (i) the registered holder or beneficial owner of Class B Ordinary Shares or (ii) an affiliate of the registered holder or beneficial owner of such Class B Ordinary Share being transferred, assigned or disposed of, such Class B Ordinary Share shall automatically convert into one Class A Ordinary Share upon the completion of such transfer, assignment or disposition. In all other respects, the Class B Ordinary Shares have the same rights and restrictions as the Class A Ordinary Shares.

As set forth in the notice of the annual general meeting, the directors of the Company had resolved, subject to the adoption of the Amended M&A, to issue 45,787,948 Class B Ordinary Shares to Morgancreek Investment Holdings Limited (“Morgancreek”), in exchange of 45,787,948 Class A Ordinary Shares held by Morgancreek (the “Exchange”). As of January 27, 2015, the date of the annual general meeting, Morgancreek held 45,787,948 ordinary shares and 4,660,976 American Depository Shares (representing 13,982,928 ordinary shares) of the Company. Mr. Jianyu Yang, the chairman and chief executive officer of the Company and Mr. Zheng Cheng, the president, chief operating officer and a director of the Company, beneficially owns 60% and 40% equity interest of Morgancreek, respectively. Morgancreek abstained from voting on the special resolution to adopt the Amended M&A. Upon the consummation of the Exchange, Morgancreek will hold 45,787,948 Class B Ordinary Shares and 4,660,976 American Depository Shares (representing 13,982,928 Class A Ordinary Shares) of the Company, representing 44.33% of the total number of the Company’s Shares issued and outstanding and 86.28% of the total voting rights of the Company.

The creation of Class B Ordinary Shares and the Exchange are designed to, among other things, ensure the sustainability of the value and mission of the Company, the senior management stability and the long-term execution of the business strategy of the Company and discourage hostile take-over attempts, if such attempts could have the effect of undermining the long-term value of the Company’s business and operations.

A copy of the Amended M&A was annexed to the notice of the annual general meeting, which was previously sent to the Company’s shareholders on or about December 22, 2014, and is included as Exhibit 99.2 hereof.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2014, the Company operated a network of 141 centers with 81 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, The Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

SOURCE: Concord Medical Services Holdings Limited